FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, Kentucky 40065

Phone:  (502) 410-4500  Fax (502) 633-6163

July 13, 2009

Mr. Brian Pitko

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

File No. 333-152062

Dear Mr. Pitko:

I am writing to you to follow up on your conversation last week with our Company’s attorney, Matthew D. Watkins.

The Company is aware of its obligation to respond to the Commission’s comments to the most recently filed Amended Form S-1 registration statement.  We are in the process of revising the registration statement and preparing our responses.  We will provide a written response to the Commission no later than July 27, 2009.

Please feel free to contact us or our attorney, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President